UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TiVo Inc.

File No. 000-27141 - CF#22980

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TiVo Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 10, 2008.

Based on representations by TiVo Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through February 15, 2015
Exhibit 10.8	through February 15, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel